UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
____________________

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the Month of February 2020
_______________________

Commission File Number 000-28998

ELBIT SYSTEMS LTD.
(Translation of registrant’s name into English)

Advanced Technology Center, P.O.B. 539, Haifa 31053, Israel
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
☒	Form 20-F	☐	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Attached hereto as Exhibit 1 and incorporated herein by reference is the registrant’s press release dated February 25, 2020.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ELBIT SYSTEMS LTD. (Registrant)
By:	/s/ Adi Pinchas Confino
Name:	Adi Pinchas Confino
Title:	Corporate Secretary

Date: February 25, 2020

EXHIBIT INDEX

Exhibit No.	Description
1.	Press Release dated February 25, 2020

Exhibit 1

ELBIT SYSTEMS SCHEDULES FOURTH QUARTER
AND FULL YEAR 2019 RESULTS RELEASE,
FOR MARCH 25, 2020
------
Conference Call Scheduled for March 25, 2020 at 9:00am ET

Haifa, Israel, February 25, 2020 – Elbit Systems Ltd. (NASDAQ: ESLT & TASE: ESLT) (“Elbit Systems” or the “Company”) announced today that it will be releasing its fourth quarter and full year 2019 financial results on Wednesday, March 25, 2020.

The Company will also be hosting a conference call the same day, on March 25, 2020, at 9:00am Eastern Time. On the call, the Company’s management will review and discuss the results and will be available to answer questions.

To participate, please call one of the teleconferencing numbers that follow. If you are unable to connect using the toll-free numbers, please try connecting through the international dial-in number.

US Dial-in Number: 1-888-668-9141
Canada Dial-in Number: 1-866-485-2399
UK Dial-in Number: 0-800-917-5108
Israel Dial-in Number: 03-918- 0610
International Dial-in Number:  +972-3- 918- 0610

at 9:00am Eastern Time; 6:00am Pacific Time; 1:00pm UK Time; 3:00pm Israel Time

The conference call will also be broadcast live on Elbit Systems’ web-site at http://www.elbitsystems.com. An online replay will be available on the Company’s website from 24 hours after the call ends.

Alternatively, for two days following the call, investors will be able to listen to a replay of the call, by dialing one of the following dial-in numbers:

1-888-326-9310 (US and Canada) or +972-3- 925- 5921 (Israel and International)

About Elbit Systems
Elbit Systems Ltd. is an international high technology company engaged in a wide range of defense, homeland security and commercial programs throughout the world. The Company, which includes Elbit Systems and its subsidiaries, operates in the areas of aerospace, land, and naval systems, command, control, communications, computers, intelligence surveillance and reconnaissance ("C4ISR"), unmanned aircraft systems, advanced electro-optics, electro-optic space systems, EW suites, signal intelligence systems, data links and communications systems, radios and cyber-based systems and munitions. The Company also focuses on the upgrading of existing platforms, developing new technologies for defense, homeland security and commercial applications and providing a range of support services, including training and simulation systems.
For additional information, visit: https://elbitsystems.com/, follow us on Twitter or visit our official Facebook, Youtube and LinkedIn Channels.

Company Contact:

Joseph Gaspar, Executive VP & CFO
Tel:  +972-772946663
j.gaspar@elbitsystems.com

Rami Myerson , Director of Investor Relations
Tel: +972-77-2948984
Rami.Myerson@elbitsystems.com
Elbit Systems Ltd.

IR Contact: Ehud Helft GK Investor Relations Tel: 1-617-318-3096 elbitsystems@gkir.com
This press release contains forward‑looking statements (within the meaning of Section 27A of the Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, as amended) regarding Elbit Systems Ltd. and/or its subsidiaries (collectively the Company), to the extent such statements do not relate to historical or current fact.  Forward Looking Statements are based on management’s expectations, estimates, projections and assumptions.  Forward‑looking statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995, as amended.  These statements are not guarantees of future performance and involve certain risks and uncertainties, which are difficult to predict.  Therefore, actual future results, performance and trends may differ materially from these forward‑looking statements due to a variety of factors, including, without limitation: scope and length of customer contracts; governmental regulations and approvals; changes in governmental budgeting priorities; general market, political and economic conditions in the countries in which the Company operates or sells, including Israel and the United States among others; differences in anticipated and actual program performance, including the ability to perform under long-term fixed-price contracts; and the outcome of legal and/or regulatory proceedings.  The factors listed above are not all-inclusive, and further information is contained in Elbit Systems Ltd.’s latest annual report on Form 20-F, which is on file with the U.S. Securities and Exchange Commission. All forward‑looking statements speak only as of the date of this release. The Company does not undertake to update its forward-looking statements.